 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (“Euronav” or the “Company”), dated October 5, 2023, announcing the Company’s response to recent press speculation about a possible transaction involving two of the Company’s largest shareholders, Frontline plc and CMB NV, leading to volatility of the Euronav share price and suspension of the Euronav shares on Euronext Brussels.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 6, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)
5 October 2023 – 02.30 p.m. CET
_______________________________________

RESPONSE TO MEDIA REPORTS AND SHARE SUSPENSION

ANTWERP, Belgium, October 5th, 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) takes note of recent press speculation about a possible transaction involving two of Euronav’s largest shareholders, Frontline plc (“Frontline”) and CMB NV (“CMB”) leading to volatility of the Euronav share price and suspension of the Euronav shares on Euronext Brussels.

Euronav confirms that Frontline and CMB NV, are in discussions on an integrated solution to the strategic and structural deadlock in Euronav.

The potential transaction comprises the following interdependent elements:

•	CMB would acquire Frontline’s 26.12% stake in the Company for $18.43 per share (the “Share Sale”), to be followed by a public mandatory offer at same price.
•
Frontline would acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion, subject to completion of the above-mentioned share purchase and to approval by shareholders voting at a Special General Meeting. This option requires the application of the related party procedure under Belgian law.

•	The Company’s pending arbitration action against Frontline and affiliates would be terminated conditional to the Share Sale.

The discussions between the parties are well advanced. However, there can be no certainty that these discussions will lead to an agreement. The aforementioned is in any case subject to all necessary internal approvals of the involved parties. If the negotiations would result in a formal agreement, such agreement will be subject to customary competition clearance procedures and any required approval procedures with the financial market authorities in Belgium and the U.S.

Euronav will inform the market of future developments in accordance with applicable laws and regulations.

Contact:
Contact: Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement Q3 results 2023 – 2 November 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)
5 October 2023 – 02.30 p.m. CET
_______________________________________

Disclaimer

This press release does not constitute a bid to purchase securities of Euronav nor a solicitation by anyone in any jurisdiction in respect thereof. If a bid to purchase securities of Euronav through a public takeover bid is proceeded with, such bid will and can only be made on the basis of (i) a prospectus approved by the Belgian Financial Services and Markets Authority and (ii) a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents and a solicitation/recommendation statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission No action has been taken to enable a public takeover bid in any jurisdiction.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.